SUBJECT TO COMPLETION, DATED MAY 7, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 2001)

$600,000,000



$ % Notes due 2011
$ % Debentures due 2031

The notes will bear interest at a rate of   % per year, and the debentures will bear interest at a rate of   % per year. Interest on the notes and debentures is payable semiannually on May   and November   of each year, beginning on November   , 2001. The notes will mature on May   , 2011, and the debentures will mature on May   , 2031. Caterpillar may redeem the notes and debentures, in whole or in part, at its option at any time. The redemption prices are discussed under the caption "Optional Redemption."

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Note	%	%	%
Total	$	$	$
Per Debenture	%	%	%
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the notes and debentures subject to various conditions. The underwriters expect to deliver the notes and debentures to purchasers on or about May   , 2001, through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Morgan Stanley Dean Witter   **Salomon Smith Barney**

Senior Co-Managers

ABN AMRO Incorporated
            Commerzbank AG
                        JPMorgan
                                    SG Cowen
                                                Westdeutsche Landesbank Girozentrale

Junior Co-Managers

Banc of America Securities LLC   **RBC Dominion Securities**
Banc One Capital Markets, Inc.   **TD Securities**
Barclays Capital

May   , 2001

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information or representations. We are only making an offer with respect to these notes and debentures. We are not making an offer of these notes and debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents, regardless of the time of delivery of this prospectus supplement or any sales of the notes or debentures. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, "we," "us," and "our" refer to Caterpillar Inc. and its subsidiaries.

Some statements contained in this document or incorporated by reference into this document are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," anticipates," "will be," and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves. Please see Caterpillar's filings with the Securities and Exchange Commission for additional discussion of these uncertainties and factors. Caterpillar disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future results or otherwise.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

THE COMPANY

Caterpillar, through its employees and dealers, designs, manufactures, markets, finances and provides support for Caterpillar machines and engines. We believe our products help make progress possible around the world. More information about Caterpillar is available on our web site at http://www.CAT.com. Information on our website is not incorporated by reference into this prospectus supplement.

DESCRIPTION OF THE NOTES AND DEBENTURES

The notes will be initially limited to $ aggregate principal amount. The debentures will be initially limited to $ aggregate principal amount. The notes and debentures will be issued in denominations of $1,000 and integral multiples of $1,000. Each note and debenture will bear interest at the rate per annum stated on the cover page of this prospectus supplement. Interest on the notes and debentures will be payable semi-annually on May   and November   of each year, beginning on November   , 2001. Interest payable on the notes and debentures will be paid to holders of record on the   and   , respectively, immediately preceding the interest payment date. The notes will mature on May   , 2011, and the debentures will mature on May   , 2031.

If an interest payment date or maturity date is not a business day, we will pay interest or principal on the next business day. However, interest on the payments will not accrue for the period from the original payment date to the date we make the payments. We will calculate the interest based on a 360-day year of twelve 30-day months.

We may from time to time, without notice to or the consent of the registered holders of the notes and debentures, create and issue further notes or debentures ranking on a parity with the notes and debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the notes or debentures or except for the first payment of interest following the issue date of the notes and debentures) and so that such further notes or debentures may be consolidated and form a single series with the notes or debentures, as the case may be,

and have the same terms as to status, redemption or otherwise as the notes or debentures.

For additional important information on the notes and debentures, see "Description of Debt Securities" in the accompanying prospectus. That information includes:

- additional information on the terms of the notes and debentures.
- general information on the indenture and Trustee;
- a description of certain restrictive covenants contained in the indenture; and
- a description of events of default under the indenture.

Pursuant to the Trust Indenture Act of 1939, as amended, if a default occurred on the notes or debentures, Citibank, N.A. would be required to resign as Trustee within 90 days of default unless the default were cured, duly waived, or otherwise eliminated.

OPTIONAL REDEMPTION

Both the notes and the debentures may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of

- 100% of the principal amount of the notes or the debentures to be redeemed, or
- the sum of the present values of the remaining scheduled payments of principal and interest on the notes or the debentures to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus   basis points for the notes and   basis points for the debentures,

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal

Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes or debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes or debentures.

"Independent Investment Banker" means either Morgan Stanley & Co. Incorporated or Salomon Smith Barney Inc., and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated or Salomon Smith Barney Inc., and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Holders of notes or debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes or debentures are to be redeemed, the trustee will select the particular notes or debentures or portions thereof for redemption from the outstanding notes or debentures not previously called, pro rata or by lot or in such other manner as we shall direct.

UNDERWRITING

The underwriters named below have each severally agreed, subject to the terms and conditions of the underwriting agreement dated May   , 2001 to purchase from Caterpillar the principal amount of notes and debentures set forth opposite their respective names. The underwriters for the notes and debentures are committed to purchase all of the notes and debentures, if any of the notes and debentures are purchased.

	Principal Amount of Notes	Principal Amount of Debentures
Morgan Stanley & Co. Incorporated		
Salomon Smith Barney Inc.		
ABN AMRO Incorporated		
J.P. Morgan Securities Inc..		
Commerzbank AG		
SG Cowen Securities Corporation		
Westdeutsche Landesbank Girozentrale		
Banc of America Securities LLC		
Banc One Capital Markets, Inc.		
Barclays Bank PLC		
RBC Dominion Securities Corporation		
TD Securities (USA) Inc.		
Total	$	$

The underwriters have advised us that they propose initially to offer all or part of the notes and debentures directly to the public at the offering prices set forth on the cover page of this prospectus supplement and to certain dealers at those prices less a concession not in excess of   % of the principal amount of the notes, and a concession not in excess of   % of the principal amount of the debentures. Any underwriter may allow, and those dealers may reallow, a concession not in excess of   % of the principal amount of the notes and   % of the principal amount of the debentures. After the initial public offering, the public offering price and concessions and discounts may be changed.

The underwriters are permitted to engage in transactions that stabilize the prices of the notes and debentures. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the market price of the notes and debentures.

If the underwriters create a short position in the notes or debentures in connection with the offering, i.e., if they sell more notes or debentures than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes or debentures in the open market.

The underwriters may also impose a penalty bid whereby selling concessions allowed to broker-dealers for notes and debentures sold in the offering may be reclaimed if notes and debentures are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes and debentures, which may be higher than the price otherwise in the open market. These activities may be discontinued at any time and may be effected in the over-the-counter market or otherwise.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the market price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the notes or debentures. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We do not intend to apply for listing of the notes and debentures on a national securities exchange. The underwriters intend to make a market in the notes and debentures in the secondary trading market. The underwriters are not obligated to make a market in the notes and debentures and market making may be discontinued at any time by the underwriters. The liquidity or trading markets for the notes and debentures cannot be assured.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. The underwriters have agreed to reimburse us for some expenses incurred in connection with the offering.

Some of the underwriters and their affiliates engage in transactions with, and perform services for, Caterpillar in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with Caterpillar.

USE OF PROCEEDS

The net proceeds from the sale of notes and debentures will be used for general corporate purposes. General corporate purposes may include acquisitions, repurchases of common stock, additions to working capital, capital expenditures and retirement of debt.

RATIO OF PROFIT TO FIXED CHARGES

The ratio of profit to fixed charges for each of the periods indicated is as follows:

3/31 2001	3/31 2000	12/31 2000	12/31 1999	12/31 1998
1.7	2.3	2.4	2.5	3.6

These ratios include Caterpillar, our consolidated subsidiaries and 50%-owned unconsolidated affiliated companies. Profit is determined by adding income from continuing operations, income taxes and fixed charges. Fixed charges include interest, other costs related to borrowed funds and a portion of rentals representing interest.

INFORMATION INCORPORATED BY REFERENCE

In addition to the information specifically incorporated by reference in the accompanying Prospectus, the following are incorporated by reference:

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the SEC on May 1, 2001;
- Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 15, 2001; and
- Current Reports on Form 8-K filed with the SEC on April 11, 2001, April 17, 2001, and April 23, 2001.

VALIDITY OF THE NOTES AND DEBENTURES

The validity of the notes and debentures will be passed upon by Sean X. McKessy, Esq., our internal Securities Counsel and for the underwriters by Sullivan & Cromwell, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



PROSPECTUS

$600,000,000
DEBT SECURITIES

Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629
(309) 675-1000

Caterpillar Inc. intends to offer at one or more times Debt Securities with a total value not to exceed $600,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities & Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

These securities have not been approved by the Securities & Exchange Commission or any state securities commission, nor have these organizations passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2001

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.SEC.gov. Our common stock and certain debt securities are listed on the New York Stock Exchange. Our common stock is also listed on the Chicago and Pacific Stock Exchanges. Information about us is also available at those locations.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities. This prospectus is part of a registration statement filed with the SEC.

- Annual Report on Form 10-K for the year ended December 31, 2000;

- Current Reports on Form 8-K filed on January 18, January 25, and January 26, 2001.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

> Caterpillar Inc.
> 100 N.E. Adams St.
> Peoria, IL 61629
> Attn: Corporate Secretary
> (309) 675-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these Debt Securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

Caterpillar, through its employees and dealers, designs, manufactures, markets, finances and provides support for Caterpillar machines and engines. We believe our products help make progress possible around the world. More information about Caterpillar is available on our web site at http://www.CAT.com.

Machinery: Caterpillar construction machines are used to build, maintain and rebuild the world's infrastructure—highways, dams, airports, water and sewer systems, office complexes and housing developments. Our mining machines help extract and deliver needed raw materials, and our agricultural tractors till the world's soil.

Engines: Caterpillar engines provide power to the world—for on-highway trucks, ships and boats, locomotives, and construction, mining, agricultural and forestry equipment. Through electrical power generating systems, they supply power to developing or isolated areas. Other systems provide emergency power to hospitals, schools, factories, office buildings and airports. A Caterpillar subsidiary, Solar Turbines Incorporated, makes turbine engines that are used to produce, process and transport crude oil and natural gas, and to provide electrical power in many different industries.

Financial Products: Caterpillar Financial Services Corporation and its subsidiaries offer a wide variety of financing options to help Caterpillar customers worldwide acquire and use Caterpillar equipment. Caterpillar Insurance Services Corporation provides various forms of insurance to Caterpillar customers and dealers to help support their purchase and financing of Caterpillar equipment.

PROSPECTUS SUPPLEMENT

The prospectus supplement for each offering of Debt Securities will contain the specific information and terms for that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to read both this prospectus and the prospectus supplement in making your investment decision.

USE OF PROCEEDS

The net proceeds from the sale of securities will be used for general corporate purposes. General corporate purposes may include acquisitions, repurchases of common stock, additions to working capital, capital expenditures, and retirement of debt.

RATIO OF PROFIT TO FIXED CHARGES

The ratio of profit to fixed charges for each of the periods indicated is as follows:

12/31 2000	12/31 1999	12/31 1998	12/31 1997	12/31 1996
2.4	2.5	3.6	4.9	4.5

These ratios include Caterpillar, our consolidated subsidiaries, and 50%-owned unconsolidated affiliated companies. Profit is determined by adding income from continuing operations, income taxes and fixed charges. Fixed charges include interest, other costs related to borrowed funds and a portion of rentals representing interest.

DESCRIPTION OF DEBT SECURITIES

General

We will issue the Debt Securities under an indenture between us and the Trustee, Citibank, N.A., dated May 1, 1987, and supplemented June 1, 1989, May 15, 1992, and December 16, 1996. This prospectus briefly outlines some of the indenture provisions. See *Where You Can Find More Information* on how to locate the indenture and the supplements. You may also review the indenture at the Trustee's offices located in New York, New York.

The indenture does not limit the amount of Debt Securities that may be issued and each series of Debt Securities may differ as to their terms. The Debt Securities may be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

The Debt Securities will be unsecured and unsubordinated and will rank equally with all our unsecured and unsubordinated indebtedness. The Debt Securities will not be subject to any conversion, amortization, or sinking fund. It is anticipated that the Debt Securities will be "book-entry," represented by a permanent global certificate registered in the name of The Depository Trust Company or its nominee. However, we reserve the right to issue the securities in certificate form registered in the name of the security holders.

For current information on our debt outstanding, see our most recent Form 10-K. See *Where You Can Find More Information*.

Exchange, Registration, Transfer, and Payment

Principal and interest on the Debt Securities will be payable, and the exchange or transfer of Debt Securities will be registerable at a location designated in the prospectus supplement. No service charge will be applied for a registration of transfer or exchange of Debt Securities except to cover tax or any governmental charge.

Global Securities

Debt Securities may be issued in the form of one or more Global Securities that will be deposited with The Depository Trust Company, New York, New York ("DTC"). If this is done, we will not issue certificates to each holder. One or more global securities would be issued to DTC who would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred; except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United

States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee, and the paying agent will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee, or us.

Debt Securities represented by a global security would be exchangeable for Debt Security certificates with the same terms in authorized denominations only if:

• DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days;

• We deliver to the Trustee an order that the global security shall be exchangeable; or

• There is a continuing Event of Default, as described below, regarding the Debt Securities.

Certain Restrictive Covenants

The indenture requires us to comply with certain restrictive covenants. These covenants apply to us and Restricted Subsidiaries maintained by us.

What is a Restricted or Unrestricted Subsidiary?

A "Restricted Subsidiary" is defined as any subsidiary other than an Unrestricted Subsidiary and any Unrestricted Subsidiary designated by our Board of Directors after May 1, 1987 as a Restricted Subsidiary.

"Unrestricted Subsidiary" is defined as:

• any subsidiary acquired or organized by us after May 1, 1987, as long as that subsidiary is not a successor to a Restricted Subsidiary.

• any subsidiary with principal business and assets located outside the United States (its territories and possessions) and Canada;

• any subsidiary with the principal business of financing our dealers and distributors, as well as acquisitions and dispositions of our products by dealers, distributors, or other customers;

• any subsidiary with the principal business of owning, leasing, dealing in or developing real property; and

• any subsidiary with substantially all assets consisting of securities of subsidiaries described above.

Other Definitions

Important Property: means any manufacturing plants or facilities of us or any Restricted Subsidiary located in the U.S., Canada, or Puerto Rico having a gross book value (without deduction for depreciation) in excess of 1% of Consolidated Net Tangible Assets, other than any plant or other facility our Board believes is not important to our business as a whole.

Consolidated Net Tangible Assets: means the total of all assets appearing on the consolidated balance sheet of Caterpillar and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles, excluding the sum of (1) all current liabilities and (2) all goodwill, patents, copyrights, trademarks and other like intangibles.

Secured Debt: means indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance on:

- any Important Property of Caterpillar or any Restricted Subsidiary; or

- any shares of stock or indebtedness of a Restricted Subsidiary.

Value: means with respect to a Sale and Leaseback Transaction, an amount equal to the greater of:

- the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction; or

- the fair value of the property at the time of the Sale and Leaseback Transaction, as determined by our Board of Directors.

(In either case, the amount derived is first divided by the term of the lease and then multiplied by the number of years remaining on the lease at the time of determination.)

Restrictions on Secured Debt (Indenture Section 1007)

The Indenture prohibits us and our Restricted Subsidiaries from creating Secured Debt (without securing the Debt Securities equally and ratably with Secured Debt), with the following exceptions:

- certain mortgages, pledges, liens, security interests or encumbrances to secure payment of all or part of the cost of acquisition, construction or improvement of our property or the property of a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property acquired, whether or not assumed by us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property, stock, or indebtedness of a Restricted Subsidiary at the time it becomes such;

- mortgages, pledges, liens, security interests or encumbrances on property of a corporation merged with us or a Restricted Subsidiary or at the time of a disposition of substantially all of the property of another corporation to us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests, or encumbrances on our property or the property of a Restricted Subsidiary in favor of a governmental entity pursuant to contract or statute or to secure certain indebtedness;

- any extension, renewal or replacement of any mortgage, pledge, lien or encumbrance referred to above;

- any mortgage, pledge, lien, security interest, or encumbrance securing debt owed by us or a Restricted Subsidiary to us or a Restricted Subsidiary.

In addition to these exceptions, we or a Restricted Subsidiary may create, assume, or guarantee other Secured Debt without securing the Debt Securities if the total amount of Secured Debt outstanding and value of Sale and Leaseback Transactions at the time does not exceed 10% of Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions (Indenture Section 1008)

Neither we nor any Restricted Subsidiary can sell or transfer (except to us or a Restricted Subsidiary) any Important Property we own with the intention of taking back a lease on the property, except for a lease not exceeding three years, with the following exceptions:

- we or a Restricted Subsidiary may incur Secured Debt equal to the amount received on a sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the Debt Securities;

- we or a Restricted Subsidiary apply an amount equal to the value of the property leased to the retirement, within 120 days after the effective date of the arrangement, of indebtedness for money borrowed by us or a Restricted Subsidiary recorded as funded debt as of the date of its creation and which, in the case of indebtedness of us, is not subordinated in right of payment to the prior payment of the Debt Securities. The amount applied to the retirement of that indebtedness shall be reduced by (i) the principal amount of any Debt Securities delivered within 120 days of the effective date to the Trustee for retirement and cancellation, and (ii) the principal amount of the indebtedness, other than Debt Securities, retired by us or a Restricted Subsidiary within 120 days of the effective date of the arrangement.

Restriction on Transfer of Important Property (Indenture Section 1009)

Neither we nor a Restricted Subsidiary can transfer Important Property to an Unrestricted Subsidiary except in limited circumstances. The transfer can occur if we apply an amount equal to the fair value of the property at the time of transfer (as determined by our Board of Directors) to the retirement of indebtedness of us or a Restricted Subsidiary that is recorded as funded debt and is not subordinated in right of payment to the Debt Securities. The debt retirement must occur within 120 days of the transfer. No retirement referred to in this clause may be by payment at maturity or a mandatory prepayment provision.

Events of Default (Indenture Sections 501, 502, 601, 602, and 603)

Unless we indicate otherwise in a Prospectus Supplement, the following events are defined in the indenture as "Events of Default" regarding the Debt Securities of any series:

- failure to pay principal or premium on any Debt Securities when due;

- failure to pay interest on a Debt Securities when due, continued for 60 days;

- failure to deposit any sinking fund payment when due;

- failure to perform any other covenant in the indenture for 60 days after we have received written notice of the failure;

- certain events in bankruptcy, insolvency or reorganization; and

- any other Event of Default stipulated.

Unless stated otherwise in a Prospectus Supplement, any Event of Default on a particular series of Debt Securities is not necessarily an Event of Default on another series of Debt Securities.

If an Event of Default occurs on outstanding Debt Securities of a particular series and continues, the Trustee or holders of at least 25% of that series' Debt Securities may declare the principal amount of all Debt Securities in the series due and payable. Under certain circumstances, holders of a majority of the Debt Securities in the series may rescind that declaration.

The Trustee must within 90 days after a default occurs, notify the holders of Debt Securities of that series of the default if we have not remedied it. The Trustee may withhold notice to the holders of any default (except in the payment of principal or interest) if it in good faith considers such withholding in the interest of holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the indenture.

Subject to the provisions of the indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the Debt Securities of a series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such Debt Securities.

Modification of Indenture (Indenture Section 902)

Under the Indenture, our rights and obligations and the rights of the holders of debt securities may be changed. Certain changes require the consent of the holders of not less than 66⅔% in aggregate principal amount of the outstanding debt of each series to be affected. However, the following changes may not be made without the consent of each holder of the Debt Securities:

- changes to the stated maturity date of the principal or any interest installment;

- reductions in the principal amount or interest due;

- changes to the place or currency regarding payment of principal;

- impairment of the right to institute suit for the enforcement of payment;

- reduction in the stated percentage of holders necessary to modify the indenture; or

- modifications to any of these requirements or to reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for the waiver of certain defaults.

Consolidation, Merger, or Sale (Indenture Section 801)

We cannot merge with another company or sell or lease substantially all of our property to another company unless:

- we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the payment of principal and interest on the Debt Securities and the performance and observance of all the covenants and conditions of the indenture binding on us;

- we, or the successor corporation, are not immediately after the merger, consolidation, or sale in default in the performance of a covenant or condition in the indenture; and

- if as a result of the merger, consolidation or sale we become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Indenture, we or the successor corporation take steps necessary to secure the Debt Securities equally and ratably with all indebtedness secured.

Defeasance (Indenture Section 1301 through 1305)

Under certain circumstances we may be discharged from our obligations on the Debt Securities of a series at any time before the stated maturity if we deposit with the Trustee money or certain equivalents sufficient to pay principal and interest on the Debt Securities. One condition for such defeasance is that we must deliver to the Trustee an opinion of counsel that holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

PLAN OF DISTRIBUTION

We may sell the Debt Securities (a) through underwriters or dealers; (b) directly to one or more purchasers; or (c) through agents. The Prospectus Supplement will include the names of underwriters, dealers or agents retained. The Prospectus Supplement also will include the purchase price of the Debt Securities, Caterpillar's proceeds from the sale, any underwriting discounts or commissions and other items constituting underwriters' compensation.

The underwriters will acquire the Debt Securities for their own account. They may resell the Debt Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Underwriters, dealers, and agents that participate in the distribution of the Debt Securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the Debt Securities by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF THE DEBT SECURITIES

Sean X. McKessy, our internal Securities Counsel, will issue an opinion about the legality of the Debt Securities for us. Underwriters and agents may have their own counsel issuing an opinion for them. They may rely on the opinion of our counsel as to matters of Illinois law.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

